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                               May 16, 2024

       David Chuang
       Chief Executive Officer
       FST Corp.
       No. 3, Gongye 1st Rd., Minxiong Township
       Chiayi County 621018, Taiwan

                                                        Re: FST Corp.
                                                            Draft Registration
Statement on Form F-4
                                                            Submitted April 17,
2024
                                                            CIK No. 0002014254

       Dear David Chuang:

                                                        We have reviewed your
draft registration statement and have the following comment(s).

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-4

       Cover page

   1.                                                   We note your disclosure
on page 79 that the SPAC    is not aware of any plan of CayCo to
                                                        apply for the listing
of CayCo Warrants on any stock exchange after the Closing.    Please
                                                        revise the cover page
to clearly state this intent. Refer to Item 501(b) of Regulation S-K.
                                                        Further, please revise
your risk factors to include a separate risk factor that discusses the material risks to SPAC
shareholders who will receive CayCo Warrants in exchange for their current SPAC
Public Warrants.
       Market and Industry Data, page 2

   2. We note your disclosure that you obtained some of the market and industry data included in the registration
statement from various third-party sources and that you have not independently verified
this information. This statement appears to imply a disclaimer of responsibility for this
information in the registration statement. Please either revise this
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FST Corp. LastNameDavid Chuang
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         section to remove such implication or specifically state that you are liable for all information in the registration statement.
Questions and Answers about the Business Combination and the Extraordinary General Meeting
What ownership levels will current shareholders of Chenghe have after consummation of the
Business Combination?, page 25

3. Please revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.
Summary of Registration Statement/Proxy Statement, page 35

4. Please revise this section to describe the expected sources and uses of funds in connection with the business combination.
SPAC Public Shareholders who redeem their SPAC Public Shares may continue to hold the
SPAC Public Warrants..., page 75

5. Please quantify the value of the warrants, based on recent trading prices, that may be retained by redeeming shareholders assuming maximum redemptions.
The initial business combination may be delayed or ultimately prohibited since such initial business combination may be subject..., page 78

6. With a view toward disclosure, please tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a
         non-U.S. person.
SPAC Shareholder Proposal No. 1 - The Business Combination Proposal
Background of the Business Combination, page 98

7. Please elaborate on what led to Chenghe's management team's initial meeting with FST's management team.
8.       We note your disclosure that from September 21, 2023 to September 23,
2023,
         representatives of the New SPAC Sponsor visited representatives of FST in Taiwan and on September 27, 2023, the New SPAC Sponsor and FST entered into a letter of intent.
         Please clarify in what capacity New SPAC Sponsor was acting when engaging in these discussions and transactions. In that regard we note that the New SPAC Sponsor did not enter into an agreement to acquire interest in the SPAC until September 29, 2023 and did not become the sponsor until October 6, 2023.
9. Please revise to elaborate on when the New SPAC Sponsor and Old SPAC Sponsor began
         Sponsor Sale negotiations.
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10. We note your disclosure that the business combination transactions with other potential targets failed to meet your criteria. Please expand your disclosure to discuss in greater detail these other potential targets and the timeline such targets were considered. In that regard, it is unclear which targets were pursued by the Old SPAC Sponsor and the New
         SPAC Sponsor.
Summary of Financial and Valuation Analyses of FST, page 108

11. We note your disclosure that the financial projections reflect estimates and assumptions discussed on pages 110 and 112. Please expand the discussion of your material assumptions underlying each of the projections, quantifying where applicable.
         Additionally, please revise to provide detailed quantitative disclosure describing the basis for your projected revenue and gross profit growth. Please expand to disclose whether the projections are in line with historic operating trends. Address why the change in trends is appropriate or assumptions are reasonable.
SPAC Shareholders Proposal No. 4 - The Articles Amendment Proposals, page 121

12. Please revise your disclosure to describe the effects of the proposal and the related risks.
Unaudited Pro Forma Condensed Combined Consolidated Financial Information, page 157

13. We note from your disclosure elsewhere in the filing that, pursuant to the Business
         Combination Agreement, at least 90% of all issued and outstanding FST shares must be acquired by CayCo prior to the Closing, and for reporting purpose, all shares are assumed to have been acquired. Please revise to disclose the nature of the FST Restructuring transaction and the assumptions used in preparing the pro forma financial statements.
Description of the Transactions, page 157

14.      You state here that SPAC will change its name to    FST CORP    in
connection with the
         Business Combination, but your disclosures elsewhere in the filing appear to define
         CayCo as    FST Corp.    Please revise to resolve this inconsistency.
Basis of Pro Forma Presentation, page 158

15. We note that your disclosures in footnote (5) and (6) of the table on page 160 indicate that you assume the exercise of all issued and outstanding SPAC Public Warrants and SPAC
         Private Placement Warrant for CayCo Ordinary Shares at the closing of Business
         Combination. As this assumption does not appear to be reflected in your pro forma financial statements, please remove it from your disclosures in footnote (5) and (6), and related presentation in the table on page 159.
Unaudited Pro Forma Condensed Combined Consolidated Balance Sheet As of December 31,
2023, page 161

16. Please revise your pro forma combined balance sheet to show the number of Ordinary
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         shares, Class A ordinary shares and Class B ordinary shares that are authorized, issued and outstanding on both a historical and pro forma basis.
Adjustments To Unaudited Pro Forma Condensed Combined Consolidated Statement of Operations, page 165

17. Please explain to us the factors you considered in concluding that adjustments (3) and (4)
         were appropriate. Otherwise, remove these adjustments which eliminate non-
         recurring expense/income that are included in the historical financial statements. In lieu of these adjustments, please include explanatory notes that identify and explain the nature of these non-recurring expense/income. Refer to Article 11-02(a)(11)(i). Business of FST and Certain Information About FST, page 184

18. We note your disclosures on pages 100 and 105 about your total addressable market.
         Please revise this section to discuss your total addressable market. Our Growth Strategies, page 187

19. We note your disclosure in the Summary of Financial and Valuation Analyses of FST
         section that you intend to acquire a golf shaft industry player. Please revise to elaborate on your plans for this acquisition.
Facilities, page 199

20. We note your disclosure that you recently purchased land and buildings located in Taiwan
            to serve as the site of its future factory expansion.    We also
note your disclosure on page
         110 that if    FST decides to not engage in a business combination
transaction, FST planned
         to increase its operational scale through expanding its manufacture
facilities,    among
         other expectations of future revenue. Please revise to describe the estimate of the amount of expenditures including the amount of expenditures already paid, a description of the method of financing the activity, the estimated dates of start and completion of the activity, and the increase of production capacity anticipated after completion for this factory. Refer to Item 4.D of Form 20-F.
Company Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 211

21. Please revise to identify any trend information that is reasonably likely to have a material effect on your results of operation or financial condition. For example, we note your disclosure on page 110 that high inflation contributed to a decrease in your revenue for the year ended December 31, 2023. Refer to Item 5.D of Form 20-F. Further, please revise your MD&A to clarify whether these inflationary pressures have materially impacted your financial condition and results of operations. Identify the actions planned or taken, if any, to mitigate further or continued inflationary pressures.
Liquidity and Capital Resources
 David Chuang
FST Corp.
May 16, 2024
Page 5
Material Contractual Obligations and Commitments, page 217

22.      We note your cross-reference to Note 16    Commitments and
Contingencies    of your
         financial statements. Please revise to elaborate on your short-term and long-term material cash requirements. Further, we note your disclosures about your bank borrowings on page
         F-48. Please revise to discuss these loans. Refer to Item 5.B.2 and
Item 5.B.3 of Form 20-
         F.
Management of CayCo After the Business Combination, page 224

23. Please clearly disclose any familial relationships between the officers and directors. Refer to Item 6.A.4 of Form 20-F.
24. Please revise your disclosure to discuss any arrangement or understanding with major shareholders, customers, suppliers or others, pursuant to which any person referred to in this section was selected as a director or member of senior management. Refer to Item
         6.A.5 of Form 20-F.
25. We note your disclosure that you expect that CayCo will have six directors. This disclosure appears inconsistent with your other disclosures that you expect that CayCo will have seven or five directors on pages 227 and 255, respectively. Please revise your filing.
Description of Securities
Securities of Chenghe prior to the Business Combination
Warrants - Public Warrants, page 237

26. Please clarify whether recent ordinary share trading prices exceed the thresholds that would allow you to redeem the SPAC Public Warrants. Clearly explain the steps, if any, you will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.
27. We note your disclosure on page 242 that the exclusive forum provision in your warrant agreement applies to actions arising under the Securities Act. Please revise to clarify that the exclusive forum provision in the warrant agreement does not apply to actions arising under the Exchange Act. Please also tell us how you will inform investors in future filings
FirstName LastNameDavid Chuang
       that the provision does not apply to any actions arising under the Exchange Act. Finally,
Comapany    NameFST
       please          Corp.
              add a risk factor relating to the risks from the forum provision mentioned on page
May 16,242  for Page
         2024   the CayCo
                     5     Warrants.
FirstName LastName
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Certain Relationships and Related Transactions
Certain Relationships and Related Party Transactions of FST, page 263

28. Please ensure that you have provided all disclosure required by Item 7.B of Form 20-F. In that regard, we note the information regarding related party transactions on pages F-50 and F-51. Please advise or revise. Further, please update this section to reflect the information as of the date of the document. Finally, please revise to include a description of the Company Shareholder Support Agreement, if applicable. Beneficial Ownership of CayCo Securities After Business Combination, page 266

29.      We note your disclosure on page 224 that Kerry Lin Liu and Huoy-Ming
Yeh are
         expected to serve as directors of CayCo. Please revise the table to include these directors.
Index to Financial Statements, page F-1

30. We note that financial statements of CayCo have not been included in the filing. We further note the registrant will succeed to a business for which financial statements are included in the Form F-4 and the transaction involves a shell company. In this regard, please revise to include the financial statements of CayCo pursuant to
Item 14(h) of Form
         F-4. To the extent the registrant is a foreign private issuer, has not commenced operations, and has been in existence for less than a year, only an audited balance sheet that is no more than nine months old may be provided.
Femco Steel Technology Co., Ltd.
Consolidated Financial Statements for the nine months ended September 30, 2023 and 2022, page F-54

31. Please remove the interim financial statements of FST for the period ended September 30,
         2023 located in pages F-54 through F-69, as you have provided more current financial statements of FST through the fiscal year ended December 31, 2023.
Part II
Information Not Required in Prospectus
Item 21. Exhibits and Financial Statements Schedules, page II-1

32. Please file Annex A through H with your next amendment. Further, please revise to update your exhibit index as follows:
             Form of employment agreements with your executive officers; New Equity Incentive Plan;
             Consent of Marcum Asia CPAs LLP; and
             Consent of each director nominee who will be appointed to your board of directors upon the effectiveness of the registration statement. Refer to Rule 438 of the
             Securities Act.
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General

33. We note your disclosures that FST is expected to deregister from the Taiwan Stock
         Market and terminate its Taiwan Public Company status. Please revise the filing to clearly
         describe FST   s public company status and when it became a public
company. Refer to
         Item 4.A.4 of Form 20-F. Further, please revise the filing to discuss why FST is expected to terminate its Taiwan Public Company status and any material risks if it remains a
         Taiwan Public Company.
34. Please revise your registration statement to include signatures of your principal executive officer or officers, principal financial officer, your controller or principal accounting officer, and at least a majority of the board of directors or persons performing similar functions. Refer to instruction 1 of the signature page to Form F-4.
35. We note your disclosure on page 14 that BofA Securities, Inc. and Banco BTG Pactual
         S.A. notified the SPAC that it would not act in any capacity in connection with the
         Business Combination and waived their entitlement to deferred underwriting fees. Please disclose how this waiver was obtained, why the waiver was agreed to, and clarify the
         SPAC   s current relationship with these firms.
36. Please provide us with any correspondence between BofA and Banco BTG and the SPAC relating to either firm's fee waiver and indication to the SPAC that they no longer wish to be involved.
37. Please provide us with the engagement letter between the SPAC and each of the firms.
         Please disclose any ongoing obligations of the SPAC pursuant to the engagement letter that will survive the termination of each of the engagements, such as indemnification provisions, rights of first refusal, and lockups, and discuss the impacts of those obligations on the SPAC in the registration statement.
38. Please provide us with a letter from BofA and from Banco BTG stating whether each firm agrees with the statements made in your prospectus related to their desire to not be involved and fee waiver and, if not, stating the respects in which they do not agree. Please revise your disclosure accordingly to reflect that you have discussed the disclosure with each firm and it either agrees or does not agree with the conclusions and the risks associated with such outcome. If either firm does not respond, please revise your disclosure to indicate you have asked and not received a response and disclose the risks to investors. Additionally, please indicate that each firm indicated that it no longer wanted to be involved with the transaction and forfeited its fees, if applicable, and that each firm refused to discuss the reasons for its resignation and forfeiture of fees, if applicable, with management. Clarify whether each firm performed substantially all the work to earn its fees.
39.      Please revise your disclosure to highlight for investors that BofA   s
and Banco BTG   s
         withdrawal indicates that they do not want to be associated with the disclosure or underlying business analysis related to the transaction. In addition, revise your disclosure
 David Chuang
FST Corp.
May 16, 2024
Page 8
         to caution investors that they should not place any reliance on the fact that either firm has been previously involved with the transaction.
40. Please describe what relationship existed between BofA and Banco BTG and the SPAC after the close of the IPO, including any financial or merger-related advisory services conducted by each firm. For example, clarify whether each firm had any role in the identification or evaluation of business combination targets.
41. Please tell us whether BofA or Banco BTG was involved in the preparation of any disclosure that is included in the registration statement, including any analysis underlying disclosure in the registration statement. If so, clarify their involvement, whether they have retracted any work product associated with the transaction, and the risk of such withdrawal and reliance on their expertise. Further, please clarify that each firm claims no
         role in the SPAC   s business combination transaction and has
affirmatively disclaimed any
         responsibility for any of the disclosure in this registration statement.
42. Please tell us whether you are aware of any disagreements with BofA or Banco BTG regarding the disclosure in your registration statement. Further, please add risk factor disclosure that clarifies that each firm was to be compensated, in part, on a deferred basis for its underwriting services in connection with the SPAC IPO and such services have already been rendered, yet each firm is waiving such fees and, as applicable, disclaiming responsibility for the registration statement. Clarify the unusual nature of such a fee waiver and the impact of it on the evaluation of the business combination.
43. Please disclose whether BofA or Banco BTG provided you with any reasons for the fee waiver. If there was no dialogue and you did not seek out the reasons why either firm was waiving deferred fees, despite already completing their services, please indicate so in your registration statement. Further, add risk factor disclosure to explicitly clarify that each firm has performed all their obligations to obtain the fee and therefore is gratuitously waiving the right to be compensated.
44. Please revise to indicate whether the sponsor and management and affiliates have a track record with SPACs and, if so, provide balanced disclosure about this record and the outcomes of the prior transactions. If the sponsor has other SPACs in the process of
FirstName LastNameDavid Chuang
       searching for a target company, additionally disclose whether the sponsor considered
Comapany
       moreNameFST     Corp. SPAC to be the potential acquirer and how the
final decision was
             than one active
May 16,reached.
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       Please contact Eiko Yaoita Pyles at 202-551-3587 or Ernest Greene at 202-551-3733 if
you have questions regarding comments on the financial statements and related matters. Please contact Jenny O'Shanick at 202-551-8005 or Asia Timmons-Pierce at 202-551-3754 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:      Gary J. Ross